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                                                                   EXHIBIT 12.01

VERITAS Software Corporation Computation of Ratio of Earnings to Fixed Charges



                                                           YEARS ENDED DECEMBER 31,
                                                ---------------------------------------------------
(All amounts, except ratio data, in thousands)
                                                  1993         1994       1995     1996      1997
                                                --------     --------  --------  --------  --------
EARNINGS:
  Net Income (loss) before income taxes          $(41,615)  $(15,060)  $  3,136  $ 14,300  $ 23,759
         Fixed Charges (1)                            428      1,981      2,411     1,570     1,967
                                                ---------------------------------------------------
         Total Earnings, as adjusted              (41,871)   (13,079)     5,549    15,870    25,726
  Divided by Fixed Charges:                           428      1,981      2,411     1,570     1,967
         Ratio of Earnings to Fixed Charges (2)       n/a        n/a        2.3      10.1      13.1
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(1)      Fixed charges consist of interest expense incurred, including capital leases and the portion of rental expense under operating leases deemed by VERITAS Software Corporation to be representative of the interest factor.

(2) During the years ended December 31, 1993 and 1994, there as an insufficiency of earnings to cover fixed charges of approximately
         $41,615 and $15,080, respectively.